PROVIMI

Secrétariat général

07027292

SEC MAIL PROCESSING
RECEIVED
SEP 21 2007
WASH. D.C. SECTION

United States Securities and Exchange Commission
Washington D.C. 20549
USA

Trappes, September 17th, 2007

Your ref.: File No. 82-5212

SUPPL

Re: **<u>Disclosure Materials provided by Provimi pursuant to Application for exemption under Rule 12g3-2(b)</u>**

Ladies and Gentlemen,

Please find attached disclosure materials for Provimi. Provimi is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours,

PROCESSED
OCT 23 2007
THOMSON FINANCIAL

p.o.

Cécile GUL

10/17

PROVIMI
ON TOP OF THE FEED CHAIN

Raw material price increases boosted sales but put pressure on margins

Paris/Rotterdam, 11 September 2007

Following the publication of its sales and comments on business developments for the first half-year on 9 August 2007, the Provimi Group today publishes its consolidated results for the first six months of the year.

- **Profit from operations before other income and expenses stable at EUR 50.0 million**
- **Good performance in Animal nutrition in The Netherlands, Brazil, India, Vietnam, South Africa and Aqua feed in Chile**
- **Slow down in West European Pet food activities**
- **Non-recurring items negatively impacted net income**

(in million €)	**30/06/2007**	30/06/2006	**Change**
Revenues	**976.5**	857.1	+13.9%
Profit from operations before other income/expenses	**50.0**	50.4	-0.8%
Profit from operations	**42.1**	49.6	-15.1%
Net income - Group share	**18.8**	25.6	-26.6%
Earnings per share	**0.72**	0.99	

Sales increased by 13.9% to EUR 976.5 million with most countries showing sales growth through increased volumes. The net impact of acquisitions and divestments contributed EUR 39.8 million to sales, while exchange rates, mainly the US dollar and the Chilean peso, had a negative effect of EUR 13.0 million. On a like-for-like basis, sales growth was 10.8%.

Profit from operations before other income/expenses slightly decreased by 0.8% to EUR 50.0 million. The net impact of acquisitions and divestments contributed to EUR 0.2 million, while exchange rates had a negative effect of EUR 0.8 million. On a like-for-like basis, profit from operations increased by 0.4% over the period.

Segment information by geography over the first six months of 2007

(In million €)	**Revenues**			**Profit from operations before other income & expenses**		
	H1 2007	H1 2006	Change	**H1 2007**	H1 2006	Change
France	**93.8**	76.3	22.9%	**7.1**	6.3	12.7%
Poland	**194.8**	168.0	16.0%	**8.9**	9.7	(8.2)%
Rest of Europe	**410.8**	377.0	9.0%	**24.8**	25.8	(3.9)%
North America	**136.8**	100.1	36.7%	**9.8**	8.8	11.4%
Rest of the world	**140.3**	135.7	3.4%	**11.0**	7.3	50.7%
Holding & consolidation	-	-	-	**(11.6)**	(7.5)	n.a.
Total	**976.5**	857.1	13.9%	**50.0**	50.4	(0.8)%

In **France**, despite the fact that gross margin was under pressure because of increased raw material costs, results increased by 12.7% thanks to higher exports and a stronger domestic market. In **Poland**, results recovered well from the difficult market conditions in the second half of 2006. However, an unfavourable product mix negatively impacted results compared to the same period last year. In the **Rest of Europe**, overall results were below the same period last year, with a good performance in animal nutrition, especially in the Netherlands, Spain, Russia and Bulgaria and Pet food in Central and Eastern Europe. However, a slow down in Pet food activities in Western Europe and a delay in passing on raw material price increases to supermarket chains held back results. In **North America**, profit increased by 11.4%, thanks to the continued strong performance and the contribution from new product introductions. In the **Rest of the world**, most countries' results were well above those in the same period last year, notably in Brazil, India, Vietnam and South Africa. China's activities were affected by difficult market conditions in the swine market. Fish feed activities in Chile continued their strong performance. **Holding and consolidation** costs were above last year mainly due to strengthening of the central organisation.

Profit from operations after other income and expenses decreased by 15.1% due to non-recurring items (EUR 7.9 million) mainly related to restructuring costs for the Group's complete feed activities, costs related to the change in shareholding of the Provimi Group and a subsequently organized and launched strategic review of Provimi's operations.

Consequently, **net income – Group share** decreased by 26.6%, also impacted by higher net financial costs as a result of the write-off of capitalised cost (EUR 4.2 million) of the previous financing facility, higher indebtedness due to acquisitions and by a higher tax rate due to higher results in high income tax countries.

Net debt increased to EUR 461.3 million (31 December 2006: EUR: 406.9 million), after deducting EUR 29.2 million for deferred financing charges related to the new financing facility . The increase was due to acquisitions of minority shares in Poland, the higher working capital due to increased raw material costs and selling prices and exchange rate effects.

Outlook 2007
Ongoing raw material price increases could continue to impact market conditions in the second half of the year. The Group will continue its restructuring activities to improve efficiency and to adapt the organisation to the changing market conditions.

The Provimi Group is active worldwide in all types of animal nutrition and is a leader in all markets where it is present. It employs almost 9,000 people and had annual sales of € 1.8 billion. Provimi has about 100 production centres in some 30 countries and exports to over 100. Provimi manufactures products and supplies technical support for all species, including ruminants, poultry, swine, fish and pets.

For further information, please contact:

Investor relations:
Olivier Leduc: + (33) 1 34 82 79 04
Press relations:
Miriam ter Braak: + (31) 10 4 23 96 33, or mobile + (31) 6 511 23 766

This press release, together with the Groups' half-year 2007 financial statements will be available on the Group's website: http://www.provimi.com and will also be available upon request at the company's head office.

END